October 25, 2006	Writer’s Direct Contact
703.760.7317
TKnox@mofo.com
By Way of EDGAR
Securities and Exchange Commission
110 F Street, NE
Washington, DC 20549

Re:	Sourcefire, Inc. Registration Statement on Form S-1
Ladies and Gentlemen:
      On behalf of Sourcefire, Inc. (the “Company”), we transmit for filing under the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-1. Please note that the Company has transmitted via wire transfer $8,025.00, representing the filing fee, to the account of the Securities and Exchange Commission at Mellon Bank.
      Please direct any questions or comments regarding this filing to Thomas J. Knox at (703) 760-7700.

Very truly yours,
/s/ Thomas J. Knox

Thomas J. Knox

Enclosures
cc: Joseph M. Boyle